FORM 6-K

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	August	2005

Commission File No.	0-29898

Research In Motion Limited

(Translation of registrant’s name into English)

295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	News Release dated August 9, 2005. ("SunCom Wireless Introduces the BlackBerry 7100g")

Document 1

August 9, 2005

FOR IMMEDIATE RELEASE

SunCom Wireless Introduces the BlackBerry 7100g BlackBerry 7100g Offers Advanced Wireless Features with Slim and Stylish Design

Waterloo, ON – August 9, 2005 – SunCom Wireless and Research In Motion (RIM) (NASDAQ: RIMM; TSX: RIM) today announced the arrival of the BlackBerry® 7100g™ for SunCom’s customers in the Southeastern United States and Puerto Rico. The BlackBerry® 7100g offers a new choice to mobile professionals who want the power of BlackBerry with the look and feel of a traditional mobile phone.

Operating on the SunCom Wireless GSM/GPRS network, the BlackBerry 7100g combines a full-featured, quad-band mobile phone with an easy-to-use keyboard and large, bright, high-resolution color screen and support for push-based wireless email, text messaging, web browser, personal organizer and corporate data applications — all in a slim and stylish handset. The BlackBerry 7100g offers Bluetooth® support for car kits and hands-free headsets and allows four hours talk time and eight days standby time.

The BlackBerry 7100g incorporates SureType™, an innovative keyboard technology that effectively converges a phone keypad and a QWERTY keyboard to fit elegantly within the size constraints of a traditional ‘candy bar’ phone design.

“The Blackberry 7100g’s sleek new design and enhanced capabilities, including Bluetooth technology for hands-free wireless use, is sure to be a hit with individuals and corporations who rely on mobile communications,” said Suzanne Lowry, director of product marketing at SunCom. “We are pleased to offer the latest technology with valuable features our customers are seeking.”

“The BlackBerry 7100g has widened the market for BlackBerry with its ‘candy bar’ design,” said Mark Guibert, Vice President, Corporate Marketing at Research In Motion. “RIM’s breakthrough SureType keyboard technology enables users to enjoy the many advantages of the BlackBerry platform in a smaller handset design. SureType allows quick, accurate and comfortable typing and dialing with either one-handed or two-handed operation.”

For individuals and smaller businesses, BlackBerry Internet Service™ allows users to access up to 10 corporate and/or personal email accounts (including Microsoft® Exchange, IBM Lotus® Domino™ and many popular ISP email accounts) from a single device.

For corporate customers, BlackBerry Enterprise Server™ software tightly integrates with Microsoft Exchange, IBM Lotus Domino and Novell GroupWise® and works with existing enterprise systems to enable secure, push-based, wireless access to email and other corporate data.

About SunCom Wireless

SunCom Wireless is an award-winning wireless carrier providing regional, national and international wireless services. The company provides digital wireless communications services in an area covering 14.3 million people in the Southeastern United States and 4.0 million people in Puerto Rico and the U.S. Virgin Islands. For more information about SunCom products and services, visit www.SunCom.com or call 877- CALL-SUN (1-877-225-5786).

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contact: Karen Rountree SunCom Wireless +1 (804) 364-7334 krountree@suncom.com Courtney Flaherty Brodeur for RIM +1 (212) 771-3637 cflaherty@brodeur.com

RIM Investor Contact RIM Investor Relations +1 (519) 888-7465 investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RESEARCH IN MOTION LIMITED

(Registrant)

Date:	August 9, 2005	By:	/s/ ANGELO LOBERTO

Name: Angelo Loberto
Title: Vice President, Finance